EXHIBIT 4.34
     SECOND AMENDMENT TO SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC. — 2002 RESTATEMENT
     The Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc., as restated effective January 1, 2002 (the “Plan”), is hereby amended as follows:
ARTICLE 1
     The following sentence is added at the end of the second paragraph of subsection (a), “Before-Tax Contributions,” in section 4.3 of the Plan, “Before-Tax and Matching Contributions,” effective April 1, 2005:
In the case of an Employee who begins participating in the Plan after March 31, 2005, including a reemployed Employee who resumes participation in the Plan after such date, 4 percent shall be substituted for 1 percent in the preceding sentence.
ARTICLE 2
     Section 6.7 of the Plan, “Loans,” is amended to read in its entirety as follows, effective April 1, 2005:
     6.7 Loans. Each Member or beneficiary of a Member (collectively referred to in this section as “borrower”) may, with the approval of the Plan Administrator, borrow amounts from the borrower’s Account, subject to the following terms and conditions:
(a)	The terms of such loan shall be determined in the sole discretion of the Plan Administrator, subject to the provisions of this section 6.7. The Plan Administrator shall promulgate and may, from time to time, amend a loan procedure document which is incorporated by reference herein. The Plan Administrator may also adopt rules limiting the number of loans that may be made in any Plan Year by each borrower, may prescribe a minimum amount that may be borrowed, and may establish other rules relating to loans made under this section. Each request for a loan shall be submitted on a form prescribed by the Plan Administrator. Each loan shall be made as of a Valuation Date coincident with or following the request for the loan; the Plan Administrator may require that a request for a loan be submitted within a certain period of time prior to such Valuation Date; and each loan shall be made as soon as administratively possible after such Valuation Date.

(b)	Each loan from the Plan shall be adequately secured. For this purpose, one-half of the borrowing Participant’s vested interest in the Plan, determined immediately after the loan is made, shall automatically constitute security for the loan and for each prior outstanding loan, provided, however, that such security shall be applied in satisfaction of the loan(s) only at the time and in the manner provided in this section 6.7.

(c)	The term of such loan shall not exceed five years (15 years in the case of a loan for the acquisition of a principal residence of the borrower).

(d)	Such loan shall bear a reasonable rate of interest, which shall be commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Employer’s principal office is then located.

(e)	The amount of such loan (when added to the outstanding balance of all other loans to the borrower from the borrower’s Account) shall not exceed the lesser of—
(1)	$50,000, reduced by the excess (if any) of—
(A)	the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over

(B)	the outstanding balance of loans from the Plan on the date the loan is made; or
(2)	50 percent of the vested and nonforfeitable portion of such borrower’s Account at the relevant time.

Notwithstanding the preceding provisions of this subsection, in no event shall the outstanding balance of such loan exceed 50 percent of such borrower’s vested Account, or such lower percentage as the Plan Administrator in its sole discretion may impose by the adoption of a rule.
(f)	Such loan shall be evidenced by a promissory note, in such form and containing such terms and conditions as the Plan Administrator from time to time directs.

(g)	Payments of principal and interest shall be made by approximately equal payments, at least quarterly, on a basis that would permit such loan to be levelly amortized over its term. Prepayments of principal and interest may be made, in whole or in part, at any time without penalty. Payments from Participants (other than prepayments) shall be made by payroll deduction.

(h)	Appropriate disclosure shall be made pursuant to the Truth in Lending Act to the extent applicable.

(i)	Amounts of principal and interest received on a loan shall be credited to such borrower’s Account, and the outstanding loan balance shall be considered an investment of the assets of such Account.

(j)	Loans shall be deemed to have been made on a pro rata basis from the available funds of each of the Investment Funds in which such borrower’s Account is invested, except that amounts invested in the Company stock Investment Fund shall not be taken into account unless requested by the borrower or needed to fund the proceeds of the loan. All loan repayments shall be reinvested in accordance with the borrower’s current investment directive in effect under section 7.3.

(k)	To the extent that the borrower’s Account becomes payable, the unpaid balance of the loan shall be deducted from the amount otherwise payable from the borrower’s Account. The preceding sentence shall not apply in the case of an in-service or hardship withdrawal or an installment distribution during the lifetime of the borrower, unless so requested by the borrower.

(l)	Foreclosure on an Account used as security for a loan shall be deferred until a permissible distribution may occur under the terms of the Plan. If a default in the payment of any loan or installment thereon remains uncured for thirty days after written notice of such default is either hand delivered or mailed to the borrower by certified mail, return receipt requested, and the borrower has retired, become disabled, separated from Service, has attained age 59-1/2, or is a beneficiary of a deceased Member with respect to the Account which secures the loan, then the Plan Administrator shall direct the Trustee to reduce the borrower’s Account by the unpaid balance of the loan, including interest, to the extent of the security interest held by the Plan, and to teat the amount of such reduction as a payment on the loan. Such reduction of the borrower’s Account shall be considered a distribution and shall be subject to the consent requirements set forth in section 6.3; provided, however, that pursuant to Regulations under Code sections 401(a)(11) and 411 such consent requirements shall be deemed satisfied as of the time the borrower agreed to use his Account as security for the loan.
ARTICLE 3
     Subsection (a) of section 6.9 of the Plan, “Eligible Rollover Distributions,” is amended to read in its entirety as follows, effective March 28, 2005:
(a)	Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee’s election under this section, a distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution from this Plan paid directly to an eligible retirement plan specified by the distributee in a direct rollover, and to have any portion of the eligible rollover distribution which is not rolled over to an eligible retirement plan distributed directly to the distributee.

In the event of a mandatory distribution greater than $1,000 in accordance with the provisions of section 6.3(a), if the distributee does not elect to have such distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover or to receive the distribution directly in accordance with this section 6.9(a), then the Plan Administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.
ARTICLE 4
     A new section 7.6, “Distributions and Withdrawals”, is added at the end of Article VII of the Plan, reading in its entirety as follows, effective April 1, 2005:
     7.6 Distributions and Withdrawals. In the case of any cash distribution or withdrawal under Article VI, to the extent administratively feasible such distribution or withdrawal shall be funded by a pro rata liquidation or partial liquidation of the assets in which the distributee’s Account is invested, including Company stock held for the Account of the distributee pursuant to Article VIII, but not including any outstanding loan which is treated as an investment of the Account under section 6.7.
ARTICLE 5
     Except as modified herein, all provisions of the Plan shall remain in full force and effect.
     DATED this 31st day of March, 2005.

FIRST INTERSTATE BANCSYSTEM, INC.
By:	/s/ ROBERT A. JONES
Executive Vice President
Chief Administrative Officer

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